UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

No. 322, Zhongshan East Road

Shijiazhuang, Hebei

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

On January 27, 2012, AutoChina International Limited (the “Company”) issued a press release announcing that: (1) the board of directors has declared a one-time special cash dividend in the amount of $0.25 per share to be paid on or around February 15, 2012, to all shareholders of record as of the close of business on February 8, 2012; (2) the board of directors has declared a 3-for-2 stock split in the form of a stock dividend to be paid on or around February 16, 2012, to all shareholders of record as of the close of business on February 8, 2012; (3) the Company has partnered with the Postal Savings Bank of China, one of China’s largest commercial banks, to provide credit cards and related services to its approved customers; (4) the Company has signed agreements with four major insurance companies to sell insurance; and (5) the Company received the Nasdaq Hearings Panel’s decision to deny its appeal for continued listing on The NASDAQ Stock Market LLC, and the Company does not intend to further appeal the Panel’s decision. A full copy of the press release is attached here to as Exhibit 99.1.

Exhibits.

99.1 Press Release, dated January 27, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

Date: January 31, 2012	By:	/s/ Jason Wang
Name: Jason Wang Title: Chief Financial Officer

Exhibits.

99.1 Press Release, dated January 27, 2012.